SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 001-37399

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:	Hanmi Financial Corporation
Former name if applicable:
Address of principal executive office (Street and Number):	3660 Wilshire Boulevard, PH-A
City, state and zip code:	Los Angeles, California 90010

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hanmi Financial Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (“Form 10-Q”) with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense because the Company and its auditor are evaluating the classification of a single $40.7 million credit relationship (comprised of a $28.0 million construction loan and a $12.7 million business loan) and the related adjustment to the allowance for loan and lease losses that could affect the financial statements to be included in such Form 10-Q, as well as a possible internal control deficiency primarily relating to construction lending, which may affect prior periods.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Bonita I. Lee	(213)	382-2200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the registrant has not completed its financial statement closing and review process for the period ended June 30, 2019, and its financial statements have not been compiled, reviewed or examined by an independent auditor, the registrant anticipates an increase in its allowance for loan and lease losses and a decrease in net income as of and for the period ending June 30, 2019 as compared to the corresponding date and period in 2018. At this time, the registrant preliminarily anticipates net income of approximately $17.4 million for the six months ending June 30, 2019, which gives effect to a provision for loan and lease losses of $17.9 million. The resulting provision for loan and lease losses is primarily due to determining the aforementioned credit relationship was impaired and placing it on nonaccrual status. The allowance for loan and lease losses is anticipated to be approximately $49.4 million at June 30, 2019, which includes an approximate $15.7 million specific allowance for the single credit relationship described above. The preliminary financial information included herein is subject to change based on the completion of the financial statement closing and review process for prior periods being performed by the registrant and its auditor.

Certain statements in this Form 12b-25 constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the timing for filing the Form 10-Q and the changes that might be made to the Company's financial statements.  These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable, but actual results may vary materially from those expressed or implied by the forward-looking statements due to a number of risks and uncertainties, including the timing of the process of finalizing the Form 10-Q and the calculations that may ultimately be made in revising the financial statements, as well as the other risks included in the Company's filings with the U.S. Securities and Exchange Commission and, in particular, the Company’s Form 10-K for the year ended December 31, 2018.  The Company undertakes no obligation to update forward-looking statements, except as required by law.

Hanmi Financial Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 2019	By:	/s/ Bonita I. Lee
Bonita I. Lee
President and Chief Executive Officer